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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Plug Power, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
72919P103
(CUSIP Number)
December 22, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	72919P103	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS: DTE Energy Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	38-321775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DTE Energy Company Michigan

	5	SOLE VOTING POWER:

NUMBER OF		9,193,277

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,193,277

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,193,277

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	DTE Energy Company 10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	DTE Energy Company CO

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if None, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE

Page	3	of	6	Pages
This filing amends and restates the Schedule 13G filed March 7, 2001, as amended, in connection with a gift of 1,825,000 shares by DTE Energy Ventures, Inc., a wholly-owned subsidiary of DTE Energy Company, to the DTE Energy Foundation (the “Foundation”). The Foundation is a Michigan nonprofit corporation and is not a direct or indirect subsidiary of DTE Energy Company. The Foundation is a legally separate entity and all decisions related to the Foundation are made by the Foundation’s board. This amendment is based on shares outstanding as of November 7, 2005 pursuant to Plug Power’s Form 10-Q filed November 9, 2005. Consequently, the Schedule 13G is hereby amended and restated in its entirety as follows:
Item 1(a). Name of Issuer:
     Plug Power, Inc., a Delaware corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
     968 Albany-Shaker Road, Latham, New York 12110
Item 2(a). Name of Person Filing:
     This statement is being filed by DTE Energy Company (“DTE”).
Item 2(b). Address of Principal Business Office or, if None, Residence:
     The address of DTE’s principal business office is 2000 2nd Avenue, Detroit, Michigan 48226.
Item 2(c). Citizenship:
     DTE is a Michigan corporation.
Item 2(d). Title of Class of Securities:
     Common Stock, par value $.01 per share.
Item 2(e). CUSIP Number:
     72919P103.
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
     Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned 9,193,277 shares*

(b)	Percent of class: 10.7

Page	4	of	6	Pages
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 9,193,277

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,193,277

(iv)	Shared power to dispose or to direct the disposition of: 0

*	The amount described in Items 4(a) and (c) includes (i) 11,764 shares held by DTE Energy Company, (ii) 8,804,463 shares held by DTE Energy Ventures, Inc., a wholly-owned subsidiary of DTE Energy Company, (iii) 230,000 shares that may be acquired upon exercise of options granted to DTE Energy Ventures, Inc., and (iv) 147,000 shares that may be acquired by DTE Energy Company upon exercise of options granted to Robert J. Buckler, a director of Plug Power, Inc. and Group President of DTE Energy Company, Anthony F. Earley, Jr. a former director of Plug Power, Inc. and the Chairman and Chief Executive Officer of DTE Energy Company, and Larry G. Garberding, a director of Plug Power, Inc. and the retired Executive Vice President and Chief Financial Officer of DTE Energy Company. The pecuniary interest in the 147,000 options held by Messrs. Buckler, Earley and Garberding has been assigned to DTE Energy Company pursuant to the terms of their employment, including the power to direct the exercise of such options. Upon exercise of these options, Messrs. Buckler, Earley and Garberding will assign all shares acquired on exercise to DTE Energy Company.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     See Exhibit A.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.

Page	5	of	6	Pages
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	6	of	6	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	DTE ENERGY COMPANY
	By:	/s/ Sandra Kay Ennis
		Name:	Sandra Kay Ennis
		Title:	Corporate Secretary

Exhibit A

The Schedule 13G to which this attachment is appended is filed on behalf DTE Energy Company and the following subsidiary listed below;
DTE Energy Ventures, Inc.
2000 Second Ave.
Detroit, Michigan 48226